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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                          Unigene Laboratories, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   904753100
                 ---------------------------------------------
                                (CUSIP Number)

                              Charles H. Winkler
                          Citadel Limited Partnership
                          225 West Washington Street
                                   Suite 900
                               Chicago, IL 60606
                                (312) 696-2102
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               October 18, 1996
                 ---------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                               Page 1 of 6 Pages

                                 SCHEDULE 13D
-----------------------------
  CUSIP NO. 904753100
-----------------------------

------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                Citadel Limited Partnership
                FEIN No.: 36-3754834

------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [_]
                                                                      (b) [X]
------------------------------------------------------------------------------
 3   SEC USE ONLY


------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
            AF

------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                [_]

------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
            U.S.

------------------------------------------------------------------------------
     NUMBER OF       7    SOLE VOTING POWER
       SHARES                Reporting person has voting and dispositive power
    BENEFICIALLY             over (i) 9.5% Senior Secured Debentures and
   OWNED BY EACH             Warrants which are convertible into 1,685,000
     REPORTING               shares of Common Stock as of the date of the
    PERSON WITH              filing of this statement and (ii) 141 shares of
                             Common Stock.
                   -----------------------------------------------------------
                     8    SHARED VOTING POWER
                             -O-


                   -----------------------------------------------------------
                     9    SOLE DISPOSITIVE POWER
                               See item 7 above.


                   -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER
                             -O-

------------------------------------------------------------------------------
 11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       See item 7 above.


------------------------------------------------------------------------------
 12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[_]

------------------------------------------------------------------------------
 13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       4.78% as of the date of the filing of this statement. (Based on 33,592,802 shares of Common Stock issued and outstanding as of October 18, 1996, plus the Common Stock issuable upon the conversion of the securities referred to in item 7 above.)

------------------------------------------------------------------------------
 14  TYPE OF REPORTING PERSON*
       PN

------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                               Page 2 of 6 Pages

     This Schedule 13D is being filed in order to amend and restate in their entirety any and all prior filings by the reporting person with respect to the securities of the issuer set forth on the cover page hereto in connection with the sale of 585,000 shares of the issuer's common stock on the date of the filing of this statement by affiliates of the reporting person.

ITEM 1. SECURITY AND ISSUER

     This Schedule 13D relates to shares of common stock, par value $.01 per share ("Common Stock"), of Unigene Laboratories, Inc. ("Issuer") that are issuable to Nelson Partners, Ltd., a Bermuda exempted general partnership ("Nelson"), and Olympus Securities, Ltd., a Bermuda corporation ("Olympus"), upon conversion of 9.5% Senior Secured Debentures and exercise of Warrants (collectively, "Convertible Securities"). The principal executive offices of the Issuer are located at 110 Little Falls Road, Fairfield, New Jersey 07004.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Citadel Limited Partnership, an Illinois limited partnership ("Citadel"). Citadel's principal business office is located at 225 West Washington Street, 9th Floor, Chicago, Illinois 60606.

     During the last five years, Citadel has neither been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor party to a civil proceeding of a judicial or administrative body of competent jurisdiction pursuant to which Citadel either became subject to a decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or was found in violation of federal or state securities laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Citadel is the managing general partner of Nelson and the trading manager for Olympus. The funds used for purchases reported herein are from the accounts of Nelson and Olympus. Citadel has no beneficial ownership interest in any of the funds or other property of Nelson or Olympus, except for Citadel's interest as general partner of Nelson.

     Nelson and Olympus acquired the Convertible Securities pursuant to Subscription Agreements between each of Nelson and Olympus and the Issuer dated as of November 17, 1995 and December 21, 1995.

ITEM 4. PURPOSE OF TRANSACTION

     The purchases reported herein were made as an investment. Citadel may, in the future, recommend or make additional purchases or sales of the Convertible Securities on behalf of Nelson or Olympus.

     Citadel has no present plans or proposals which would relate to or result in transactions of the kind described in paragraphs (a) through (j) of Item 4 of Rule 13D-101 of the Securities and Exchange Commission. However, Citadel reserves the right to adopt such plans or proposals, subject to applicable regulatory requirements, if any.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) By reason of its serving as managing general partner of Nelson and trading manager of Olympus, Citadel may be deemed to be the indirect beneficial owner of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus.

          As of the date of the filing of this statement, by virtue of its status as the managing general partner of Nelson and the trading manager for Olympus, Citadel may be deemed to be the beneficial owner of 1,685,000 shares of Common Stock into which the Convertible Securities are convertible and 141 shares of Common Stock, representing 4.78% of the Issuer's Common Stock (based on 33,592,802 shares of Common Stock issued and outstanding as communicated to Citadel by the Issuer as of October 18, 1996).

     (b) Citadel has the sole power to vote and the sole power to dispose of the Convertible Securities, the shares of Common Stock into which the Convertible Securities are convertible and the Common Stock on behalf of Nelson and Olympus.

                                                               Page 3 of 6 Pages

     (c) The following transactions with respect to the Issuer's Common Stock have been effected during the 61-day period ending October 18, 1996:


Transaction Date    Transacting Party       Transaction     Quantity     Price
----------------    -------------------     -----------     --------     -----
10/18/96            Nelson                  Sell              10,000      2.50
10/18/96            Nelson                  Sell             575,000      2.38
10/17/96            Nelson                  Sell               1,900      2.25
10/16/96            Nelson                  Sell              60,000      2.25
10/15/96            Nelson                  Sell              60,000      2.25
 10/1/96            Nelson                  Buy                7,900      2.19
 9/30/96            Nelson                  Sell              13,400      2.22
 9/30/96            Olympus                 Sell              11,500      2.22
 9/20/96            Nelson                  Sell               7,500      2.00
 9/20/96            Olympus                 Sell              20,000      2.00
 9/19/96            Nelson                  Buy                4,200      2.06
 9/19/96            Olympus                 Buy                6,700      2.00
 9/18/96            Olympus                 Sell              15,000      2.03
 9/17/96            Olympus                 Sell              10,000      2.03
 9/16/96            Nelson                  Sell              20,000      2.03
 9/13/96            Olympus                 Sell              15,000      2.05
 9/13/96            Nelson                  Sell              20,000      2.05
 9/12/96            Olympus                 Sell               7,000      2.03
 9/12/96            Nelson                  Sell              13,000      2.03
 9/11/96            Olympus                 Sell              17,500      2.00
 9/11/96            Nelson                  Sell              32,500      2.00
 9/10/96            Nelson                  Sell              35,000      2.00
 9/09/96            Olympus                 Sell              12,400      1.99
 9/06/96            Olympus                 Sell              39,000      1.97
 9/06/96            Nelson                  Sell              36,000      1.97
 9/05/96            Olympus                 Sell              10,000      1.97
 9/04/96            Olympus                 Sell              20,000      2.03
 9/03/96            Nelson                  Sell              35,000      2.10
 9/03/96            Nelson                  Buy                1,000      2.16
 8/30/96            Olympus                 Buy                3,900      2.25
 8/30/96            Nelson                  Buy                3,900      2.25
 8/29/96            Olympus                 Sell               5,000      2.25
 8/28/96            Olympus                 Sell              30,000      2.25
 8/28/96            Nelson                  Sell              15,000      2.25
 8/28/96            Nelson                  Buy                  300      2.31
 8/27/96            Olympus                 Sell               5,000      2.28
 8/27/96            Nelson                  Buy               11,100      2.31
 8/26/96            Olympus                 Sell               2,300      2.06
 8/26/96            Nelson                  Sell              13,600      2.06
 8/23/96            Nelson                  Sell              24,000      2.09
 8/23/96            Olympus                 Sell               6,000      2.09
 8/22/96            Olympus                 Sell               8,000      2.17
 8/22/96            Nelson                  Sell              32,000      2.17
 8/21/96            Nelson                  Sell              28,151      2.06
 8/21/96            Nelson                  Sell              43,649      2.06
 8/20/96            Nelson                  Sell              55,000      1.97
 8/20/96            Olympus                 Sell              15,500      1.97
 8/19/96            Nelson                  Sell              20,000      1.94
 8/19/96            Olympus                 Sell              23,000      1.94

                                                               Page 4 of 6 Pages

     d) Nelson and Olympus, as the direct beneficial and legal owners of the Convertible Securities and Common Stock, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock. However, Citadel, as managing general partner of Nelson and trading manager for Olympus, ultimately has the right to direct such activities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

     Nelson and Olympus have the right to receive any dividends from and the proceeds from the sale of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by them. As described in Item 3 above, Citadel is the managing general partner of Nelson and the trading manager for Olympus. As a result, Citadel has the power to vote and dispose of the Convertible Securities, the Common Stock into which the Convertible Securities are convertible and the Common Stock held by Nelson and Olympus.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     No exhibits are required to be filed as part of this Schedule 13D.

                                                               Page 5 of 6 Pages

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 1996                 Citadel Limited Partnership

                                       By: GLB Partners, L.P.,
                                           its general partner

                                       By: Citadel Investment Group, L.L.C.,
                                           its general partner

                                       By: /s/ Kenneth C. Griffin,
                                           ------------------------
                                           its manager



                                                               Page 6 of 6 Pages